

__For Immediate Release__

__For more information:__
Rex S. Schuette
Chief Financial Officer
(706) 781-2266
Rex_Schuette@ucbi.com

UNITED COMMUNITY BANKS, INC. REPORTS
EARNINGS OF $15.9 MILLION FOR FOURTH QUARTER 2013

- Net income of $15.9 million, or 22 cents per share
- Loans up $62 million, or 6 percent annualized
- Redeemed $180 million of TARP preferred stock
- All capital ratios remain strong

BLAIRSVILLE, GA – January 23, 2014 – United Community Banks, Inc. (NASDAQ: UCBI) ("United") today reported substantial progress in growing the long-term value of its franchise. For the fourth quarter and year ended December 31, 2013, net income was $15.9 million, or 22 cents per share, and $273.1 million, or $4.44 per share, respectively. The year-to-date results include the impact of two significant events during the second quarter – the reversal of the valuation allowance on United's net deferred tax asset and the higher provision for loan losses and foreclosed property costs from the accelerated sales of classified assets.

"I am very pleased with the important progress we made in the fourth quarter and continue to make as we enter 2014," said Jimmy Tallent, president and chief executive officer. "We achieved good loan and deposit growth, which allowed us to hold our net interest margin and grow net interest revenue. I'm especially pleased with the termination of the bank and holding company informal memorandums of understanding with the regulators and the redemption of all our outstanding preferred stock that was originally issued to the U.S. Treasury under the Troubled Asset Relief Program ("TARP") without issuing additional equity. We redeemed $75 million on December 27, 2013 and $105 million on January 10, 2014. These items will have a substantial impact on our future financial performance and our ability to execute our strategic plan."

The fourth quarter provision for credit losses was $3.0 million, the same as the third quarter provision but down substantially from the $14.0 million provision in the fourth quarter of 2012. For the year, our provision for credit losses was $65.5 million compared with $62.5 million in 2012. The 2013 provision was elevated by charge-offs associated with the accelerated classified loan sales in the second quarter. The resulting reduction in classified loans led to lower net charge-offs and lower provisions for the third and fourth quarters of 2013. Fourth quarter net charge-offs were $4.44 million compared with $4.47 million in the third quarter and $14.5 million a year ago. Nonperforming assets at year-end were $31.0 million, representing .42 percent of total assets, which is unchanged from third quarter and down from $128.2 million, or 1.88 percent of total assets, a year ago.

Fourth quarter taxable equivalent net interest revenue totaled $55.9 million, up $1.62 million from the third quarter and down $265,000 from the fourth quarter of 2012. The fourth quarter taxable equivalent net interest margin was 3.26 percent, equal to the third quarter and down 19 basis points from a year ago. "We were able to hold our margin at the third quarter level, which allowed our earning assets and deposit growth to increase net interest revenue," said Tallent. "Competitive loan pricing pressures continue, but we remain sharply focused on growing loans and deposits to offset the impact and grow net interest revenue. We also remain committed to prudent interest rate risk management. To that end, we have been purchasing floating-rate securities, which accounted for 42 percent of our total investment securities portfolio at year-end, up from 39 percent in the third quarter."

Fourth quarter fee revenue of $13.5 million was down $706,000 from third quarter and $1.13 million from a year ago primarily due to lower mortgage fees. Mortgage fees were down $841,000 from the third quarter and down $1.55 million from a year ago reflecting slower mortgage refinancing activity resulting from rising long-term interest rates. Closed mortgage loans totaled $55.5 million in the fourth quarter compared with $76.6 million in the third quarter and $100.5 million in the fourth quarter of 2012.

Operating expenses, excluding foreclosed property costs, were $41.4 million for the fourth quarter compared to $39.9 million in the third quarter of 2013 and $46.1 million a year ago. Fourth quarter 2012 operating expenses included a $4.0 million charge to establish a litigation reserve. The remainder of the decrease from a year ago reflects a lower FDIC deposit insurance assessment, lower professional fees and lower intangible amortization charges. The increase from third quarter was mostly in salaries and benefits expense, reflecting higher incentive compensation due to performance targets that were met.

Foreclosed property costs were $191,000 in the fourth quarter compared to $194,000 in the third quarter and $4.61 million a year ago. Foreclosed property costs remain low as the balance of foreclosed properties has stabilized following the accelerated sales of classified assets in the second quarter.

As of December 31, 2013, capital ratios were as follows: Tier 1 Risk-Based of 12.7 percent; Total Risk-Based of 14.0 percent; Tier 1 Common Risk-Based of 9.3 percent; and Tangible Equity-to-Assets of 11.6 percent. The Tier 1 Leverage ratio was 9.1 percent.

Tallent concluded, "The achievements of 2013 are the culmination of several years of hard work, diligence and dedication by our bankers. They have stood their ground during the most difficult economic environment any of us has ever faced, and played an integral role in our return to offense. The coming year will not be without challenges, but we look forward with confidence to the opportunities ahead."

Conference Call

United will hold a conference call today, Thursday, January 23, 2014, at 11 a.m. ET to discuss the contents of this news release and to share business highlights for the quarter. To access the call, dial (877) 380-5665 and use the conference number 29377597. The conference call also will be webcast and can be accessed by selecting 'Calendar of Events' within the Investor Relations section of United's website at www.ucbi.com.

About United Community Banks, Inc.

Headquartered in Blairsville, United Community Banks, Inc. is the third-largest bank holding company in Georgia. United has assets of $7.4 billion and operates 102 banking offices throughout north Georgia, the Atlanta region, coastal Georgia, western North Carolina, east Tennessee and western South Carolina. United specializes in providing personalized community banking services to individuals and small to mid-size businesses and also offers the convenience of 24-hour access through a network of ATMs, telephone and on-line banking. United's common stock is listed on the Nasdaq Global Select Market under the symbol UCBI. Additional information may be found at United's website at www.ucbi.com.

Safe Harbor

This news release contains forward-looking statements, as defined by federal securities laws, including statements about United's financial outlook and business environment. These statements are based on current expectations and are provided to assist in the understanding of future financial performance. Such performance involves risks and uncertainties that may cause actual results to differ materially from those expressed or implied in any such statements. For a discussion of some of the risks and other factors that may cause such forward-looking statements to differ materially from actual results, please refer to United's filings with the Securities and Exchange Commission including its 2012 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q for the first, second and third quarters of 2013 under the sections entitled "Forward-Looking Statements" and "Risk Factors." Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements.

# # #

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Selected Financial Information

(in thousands, except per share data; taxable equivalent)	2013 Fourth Quarter	2013 Third Quarter	2013 Second Quarter	2013 First Quarter	2012 Fourth Quarter	Fourth Quarter 2013-2012 Change	For the Twelve Months Ended December 31, 2013	For the Twelve Months Ended December 31, 2012	YTD 2013-2012 Change
INCOME SUMMARY									
Interest revenue	$ 61,695	$ 61,426	$ 62,088	$ 62,114	$ 64,450		$ 247,323	$ 267,667	
Interest expense	5,816	7,169	7,157	7,540	8,306		27,682	37,909	
Net interest revenue	55,879	54,257	54,931	54,574	56,144	- %	219,641	229,758	(4) %
Provision for credit losses	3,000	3,000	48,500	11,000	14,000		65,500	62,500	
Fee revenue	13,519	14,225	15,943	12,911	14,645	(8)	56,598	56,112	1
Total revenue	66,398	65,482	22,374	56,485	56,789		210,739	223,370	
Operating expenses	41,614	40,097	48,823	43,770	50,726	(18)	174,304	186,774	(7)
Income (loss) before income taxes	24,784	25,385	(26,449)	12,715	6,063	309	36,435	36,596	-
Income tax expense (benefit)	8,873	9,885	(256,413)	950	802		(236,705)	2,740	
Net income	15,911	15,500	229,964	11,765	5,261	202	273,140	33,856	707
Preferred dividends and discount accretion	2,912	3,059	3,055	3,052	3,045		12,078	12,148	
Net income available to common shareholders	$ 12,999	$ 12,441	$ 226,909	$ 8,713	$ 2,216	487	$ 261,062	$ 21,708	1,103
PERFORMANCE MEASURES									
Per common share:									
Diluted income	$ .22	$ .21	$ 3.90	$ .15	$ .04	450	$ 4.44	$ .38	1,068
Book value	11.30	10.99	10.90	6.85	6.67	69	11.30	6.67	69
Tangible book value [2]	11.26	10.95	10.82	6.76	6.57	71	11.26	6.57	71
Key performance ratios:									
Return on common equity [1][3]	7.52 %	7.38 %	197.22 %	8.51 %	2.15 %		46.72 %	5.43 %	
Return on assets [3]	.86	.86	13.34	.70	.31		3.86	.49	
Net interest margin [3]	3.26	3.26	3.33	3.37	3.45		3.30	3.51	
Efficiency ratio	60.02	58.55	68.89	64.97	71.69		63.14	65.43	
Equity to assets	11.62	11.80	11.57 [4]	8.60	8.63		10.35	8.47	
Tangible equity to assets [2]	11.59	11.76	11.53 [4]	8.53	8.55		10.31	8.38	
Tangible common equity to assets [2]	8.99	9.02	8.79 [4]	5.66	5.67		7.55	5.54	
Tangible common equity to risk-weighted assets [2]	13.17	13.34	13.16	8.45	8.26		13.17	8.26	
ASSET QUALITY *									
Non-performing loans	$ 26,819	$ 26,088	$ 27,864	$ 96,006	$ 109,894		$ 26,819	$ 109,894	
Foreclosed properties	4,221	4,467	3,936	16,734	18,264		4,221	18,264	
Total non-performing assets (NPAs)	31,040	30,555	31,800	112,740	128,158		31,040	128,158	
Allowance for loan losses	76,762	80,372	81,845	105,753	107,137		76,762	107,137	
Net charge-offs	4,445	4,473	72,408	12,384	14,505		93,710	69,831	
Allowance for loan losses to loans	1.77 %	1.88 %	1.95 %	2.52 %	2.57 %		1.77 %	2.57 %	
Net charge-offs to average loans [3]	.41	.42	6.87	1.21	1.39		2.22	1.69	
NPAs to loans and foreclosed properties	.72	.72	.76	2.68	3.06		.72	3.06	
NPAs to total assets	.42	.42	.44	1.65	1.88		.42	1.88	
AVERAGE BALANCES ($ in millions)									
Loans	$ 4,315	$ 4,250	$ 4,253	$ 4,197	$ 4,191	3	$ 4,254	$ 4,166	2
Investment securities	2,280	2,178	2,161	2,141	2,088	9	2,190	2,089	5
Earning assets	6,823	6,615	6,608	6,547	6,482	5	6,649	6,547	2
Total assets	7,370	7,170	6,915	6,834	6,778	9	7,074	6,865	3
Deposits	6,190	5,987	5,983	5,946	5,873	5	6,027	5,885	2
Shareholders' equity	856	846	636	588	585	46	732	582	26
Common shares - basic (thousands)	59,923	59,100	58,141	58,081	57,971		58,787	57,857	
Common shares - diluted (thousands)	59,925	59,202	58,141	58,081	57,971		58,845	57,857	
AT PERIOD END ($ in millions)									
Loans *	$ 4,329	$ 4,267	$ 4,189	$ 4,194	$ 4,175	4	$ 4,329	$ 4,175	4
Investment securities	2,312	2,169	2,152	2,141	2,079	11	2,312	2,079	11
Total assets	7,425	7,243	7,163	6,849	6,802	9	7,425	6,802	9
Deposits	6,202	6,113	6,012	6,026	5,952	4	6,202	5,952	4
Shareholders' equity	796	852	829	592	581	37	796	581	37
Common shares outstanding (thousands)	59,432	59,412	57,831	57,767	57,741		59,432	57,741	

[1] Net income available to common shareholders, which is net of preferred stock dividends, divided by average realized common equity, which excludes accumulated other comprehensive income (loss). [2] Excludes effect of acquisition related intangibles and associated amortization. [3] Annualized. [4] Calculated as of period-end.

* Excludes loans and foreclosed properties covered by loss sharing agreements with the FDIC.

UNITED COMMUNITY BANKS, INC.
Selected Financial Information
For the Years Ended December 31,

(in thousands, except per share data; taxable equivalent)	2013	2012	2011	2010	2009
INCOME SUMMARY					
Net interest revenue	$ 219,641	$ 229,758	$ 238,670	$ 244,637	$ 244,834
Operating provision for credit losses [1]	65,500	62,500	251,000	234,750	310,000
Operating fee revenue [2]	56,598	56,112	44,907	46,963	51,357
Total operating revenue [1][2]	210,739	223,370	32,577	56,850	(13,809)
Operating expenses [3]	174,304	186,774	261,599	242,952	217,050
Loss on sale of nonperforming assets	-	-	-	45,349	-
Operating income (loss) from continuing operations before taxes	36,435	36,596	(229,022)	(231,451)	(230,859)
Operating income taxes	(236,705)	2,740	(2,276)	73,218	(91,754)
Net operating income (loss) from continuing operations	273,140	33,856	(226,746)	(304,669)	(139,105)
Gain from acquisition, net of tax	-	-	-	-	7,062
Noncash goodwill impairment charges	-	-	-	(210,590)	(95,000)
Severance cost, net of tax benefit	-	-	-	-	(1,797)
Fraud loss provision and subsequent recovery, net of tax benefit	-	-	-	11,750	-
Net income (loss) from discontinued operations	-	-	-	(101)	513
Gain from sale of subsidiary, net of income taxes and selling costs	-	-	-	1,266	-
Net income (loss)	273,140	33,856	(226,746)	(502,344)	(228,327)
Preferred dividends and discount accretion	12,078	12,148	11,838	10,316	10,242
Net income (loss) available to common shareholders	$ 261,062	$ 21,708	$ (238,584)	$ (512,660)	$ (238,569)
PERFORMANCE MEASURES					
Per common share:					
Diluted operating earnings (loss) from continuing operations [1][2][3]	$ 4.44	$ .38	$ (5.97)	$ (16.64)	$ (12.37)
Diluted earnings (loss) from continuing operations	4.44	.38	(5.97)	(27.15)	(19.80)
Diluted earnings (loss)	4.44	.38	(5.97)	(27.09)	(19.76)
Book value	11.30	6.67	6.62	15.40	41.78
Tangible book value [5]	11.26	6.57	6.47	14.80	30.09
Key performance ratios:					
Return on common equity [4]	46.72	5.43	(93.57) %	(85.08) %	(34.40) %
Return on assets	3.86	.49	(3.15)	(6.61)	(2.76)
Net interest margin	3.30	3.51	3.52	3.59	3.29
Operating efficiency ratio from continuing operations [2][3]	63.14	65.43	92.27	98.98	73.97
Equity to assets	10.35	8.47	7.75	10.77	11.12
Tangible equity to assets [5]	10.31	8.38	7.62	8.88	8.33
Tangible common equity to assets [5]	7.55	5.54	3.74	6.52	6.15
Tangible common equity to risk-weighted assets [5]	13.17	8.26	8.25	5.64	10.39
ASSET QUALITY *					
Non-performing loans	$ 26,819	$ 109,894	$ 127,479	$ 179,094	$ 264,092
Foreclosed properties	4,221	18,264	32,859	142,208	120,770
Total non-performing assets (NPAs)	31,040	128,158	160,338	321,302	384,862
Allowance for loan losses	76,762	107,137	114,468	174,695	155,602
Operating net charge-offs [1]	93,710	69,831	311,227	215,657	276,669
Allowance for loan losses to loans	1.77	2.57 %	2.79 %	3.79 %	3.02 %
Operating net charge-offs to average loans [1]	2.22	1.69	7.33	4.42	5.03
NPAs to loans and foreclosed properties	.72	3.06	3.87	6.77	7.30
NPAs to total assets	.42	1.88	2.30	4.42	4.81
AVERAGE BALANCES ($ in millions)					
Loans	$ 4,254	$ 4,166	$ 4,307	$ 4,961	$ 5,548
Investment securities	2,190	2,089	1,999	1,453	1,656
Earning assets	6,649	6,547	6,785	6,822	7,465
Total assets	7,074	6,865	7,189	7,605	8,269
Deposits	6,027	5,885	6,275	6,373	6,713
Shareholders' equity	732	582	557	819	920
Common shares - Basic (thousands)	58,787	57,857	39,943	18,925	12,075
Common shares - Diluted (thousands)	58,845	57,857	39,943	18,925	12,075
AT YEAR END ($ in millions)					
Loans *	$ 4,329	$ 4,175	$ 4,110	$ 4,604	$ 5,151
Investment securities	2,312	2,079	2,120	1,490	1,530
Total assets	7,425	6,802	6,983	7,276	8,000
Deposits	6,202	5,952	6,098	6,469	6,628
Shareholders' equity	796	581	575	469	962
Common shares outstanding (thousands)	59,432	57,741	57,561	18,937	18,809

[1] Excludes the subsequent recovery of $11.8 million in previously recognized fraud related loan losses in 2010. [2] Excludes the gain from acquisition of $11.4 million, net of income tax expense of $4.3 million in 2009. [3] Excludes goodwill impairment charges of $211 million and $95 million in 2010 and 2009, respectively, and severance costs of $2.9 million, net of income tax benefit of $1.1 million in 2009. [4] Net income (loss) available to common shareholders, which is net of preferred stock dividends, divided by average realized common equity, which excludes accumulated other comprehensive income (loss). [5] Excludes effect of acquisition related intangibles and associated amortization.

* Excludes loans and foreclosed properties covered by loss sharing agreements with the FDIC.

UNITED COMMUNITY BANKS, INC.
Non-GAAP Performance Measures Reconciliation
Selected Financial Information

(in thousands, except per share data; taxable equivalent)	2013 Fourth Quarter	Third Quarter	Second Quarter	First Quarter	2012 Fourth Quarter	For the Twelve Months Ended December 31, 2013	2012	2011	2010	2009
Interest revenue reconciliation										
Interest revenue - taxable equivalent	$ 61,695	$ 61,426	$ 62,088	$ 62,114	$ 64,450	$ 247,323	$ 267,667	$ 304,308	$ 344,493	$ 404,961
Taxable equivalent adjustment	(380)	(370)	(368)	(365)	(381)	(1,483)	(1,690)	(1,707)	(2,001)	(2,132)
Interest revenue (GAAP)	$ 61,315	$ 61,056	$ 61,720	$ 61,749	$ 64,069	$ 245,840	$ 265,977	$ 302,601	$ 342,492	$ 402,829
Net interest revenue reconciliation										
Net interest revenue - taxable equivalent	$ 55,879	$ 54,257	$ 54,931	$ 54,574	$ 56,144	$ 219,641	$ 229,758	$ 238,670	$ 244,637	$ 244,834
Taxable equivalent adjustment	(380)	(370)	(368)	(365)	(381)	(1,483)	(1,690)	(1,707)	(2,001)	(2,132)
Net interest revenue (GAAP)	$ 55,499	$ 53,887	$ 54,563	$ 54,209	$ 55,763	$ 218,158	$ 228,068	$ 236,963	$ 242,636	$ 242,702
Provision for credit losses reconciliation										
Operating provision for credit losses	$ 3,000	$ 3,000	$ 48,500	$ 11,000	$ 14,000	$ 65,500	$ 62,500	$ 251,000	$ 234,750	$ 310,000
Partial recovery of special fraud-related loan loss	-	-	-	-	-	-	-	-	(11,750)	-
Provision for credit losses (GAAP)	$ 3,000	$ 3,000	$ 48,500	$ 11,000	$ 14,000	$ 65,500	$ 62,500	$ 251,000	$ 223,000	$ 310,000
Fee revenue reconciliation										
Operating fee revenue	$ 13,519	$ 14,225	$ 15,943	$ 12,911	$ 14,645	$ 56,598	$ 56,112	$ 44,907	$ 46,963	$ 51,357
Gain from acquisition	-	-	-	-	-	-	-	-	-	11,390
Fee revenue (GAAP)	$ 13,519	$ 14,225	$ 15,943	$ 12,911	$ 14,645	$ 56,598	$ 56,112	$ 44,907	$ 46,963	$ 62,747
Total revenue reconciliation										
Total operating revenue	$ 66,398	$ 65,482	$ 22,374	$ 56,485	$ 56,789	$ 210,739	$ 223,370	$ 32,577	$ 56,850	$ (13,809)
Taxable equivalent adjustment	(380)	(370)	(368)	(365)	(381)	(1,483)	(1,690)	(1,707)	(2,001)	(2,132)
Gain from acquisition	-	-	-	-	-	-	-	-	-	11,390
Partial recovery of special fraud-related loan loss	-	-	-	-	-	-	-	-	11,750	-
Total revenue (GAAP)	$ 66,018	$ 65,112	$ 22,006	$ 56,120	$ 56,408	$ 209,256	$ 221,680	$ 30,870	$ 66,599	$ (4,551)
Expense reconciliation										
Operating expense	$ 41,614	$ 40,097	$ 48,823	$ 43,770	$ 50,726	$ 174,304	$ 186,774	$ 261,599	$ 288,301	$ 217,050
Noncash goodwill impairment charge	-	-	-	-	-	-	-	-	210,590	95,000
Severance costs	-	-	-	-	-	-	-	-	-	2,898
Operating expense (GAAP)	$ 41,614	$ 40,097	$ 48,823	$ 43,770	$ 50,726	$ 174,304	$ 186,774	$ 261,599	$ 498,891	$ 314,948
Income (loss) before taxes reconciliation										
Income (loss) before taxes	$ 24,784	$ 25,385	$ (26,449)	$ 12,715	$ 6,063	$ 36,435	$ 36,596	$ (229,022)	$ (231,451)	$ (230,859)
Taxable equivalent adjustment	(380)	(370)	(368)	(365)	(381)	(1,483)	(1,690)	(1,707)	(2,001)	(2,132)
Gain from acquisition	-	-	-	-	-	-	-	-	-	11,390
Noncash goodwill impairment charge	-	-	-	-	-	-	-	-	(210,590)	(95,000)
Severance costs	-	-	-	-	-	-	-	-	-	(2,898)
Partial recovery of special fraud-related loan loss	-	-	-	-	-	-	-	-	11,750	-
Income (loss) before taxes (GAAP)	$ 24,404	$ 25,015	$ (26,817)	$ 12,350	$ 5,682	$ 34,952	$ 34,906	$ (230,729)	$ (432,292)	$ (319,499)
Income tax expense (benefit) reconciliation										
Income tax expense (benefit)	$ 8,873	$ 9,885	$ (256,413)	$ 950	$ 802	$ (236,705)	$ 2,740	$ (2,276)	$ 73,218	$ (91,754)
Taxable equivalent adjustment	(380)	(370)	(368)	(365)	(381)	(1,483)	(1,690)	(1,707)	(2,001)	(2,132)
Gain from acquisition, tax expense	-	-	-	-	-	-	-	-	-	4,328
Severance costs, tax benefit	-	-	-	-	-	-	-	-	-	(1,101)
Income tax expense (benefit) (GAAP)	$ 8,493	$ 9,515	$ (256,781)	$ 585	$ 421	$ (238,188)	$ 1,050	$ (3,983)	$ 71,217	$ (90,659)
Diluted earnings (loss) from continuing operations per common share reconciliation										
Diluted operating earnings (loss) from continuing operations per common share	$ .22	$ .21	$ 3.90	$ .15	$ .04	$ 4.44	$ .38	$ (5.97)	$ (16.64)	$ (12.37)
Gain from acquisition	-	-	-	-	-	-	-	-	-	.58
Noncash goodwill impairment charge	-	-	-	-	-	-	-	-	(11.13)	(7.86)
Severance costs	-	-	-	-	-	-	-	-	-	(.15)
Partial recovery of special fraud-related loan loss	-	-	-	-	-	-	-	-	.62	-
Diluted earnings (loss) from continuing operations per common share (GAAP)	$ .22	$ .21	$ 3.90	$ .15	$ .04	$ 4.44	$ .38	$ (5.97)	$ (27.15)	$ (19.80)
Book value per common share reconciliation										
Tangible book value per common share	$ 11.26	$ 10.95	$ 10.82	$ 6.76	$ 6.57	$ 11.26	$ 6.57	$ 6.47	$ 14.80	$ 30.09
Effect of goodwill and other intangibles	.04	.04	.08	.09	.10	.04	.10	.15	.60	11.69
Book value per common share (GAAP)	$ 11.30	$ 10.99	$ 10.90	$ 6.85	$ 6.67	$ 11.30	$ 6.67	$ 6.62	$ 15.40	$ 41.78
Efficiency ratio from continuing operations reconciliation										
Operating efficiency ratio from continuing operations	60.02 %	58.55 %	68.89 %	64.97 %	71.69 %	63.14 %	65.43 %	92.27 %	98.98 %	73.97 %
Gain from acquisition	-	-	-	-	-	-	-	-	-	(2.77)
Noncash goodwill impairment charge	-	-	-	-	-	-	-	-	72.29	31.17
Severance costs	-	-	-	-	-	-	-	-	-	.95
Efficiency ratio from continuing operations (GAAP)	60.02 %	58.55 %	68.89 %	64.97 %	71.69 %	63.14 %	65.43 %	92.27 %	171.27 %	103.32 %
Average equity to assets reconciliation										
Tangible common equity to assets	8.99 %	9.02 %	8.79 %	5.66 %	5.67 %	7.55 %	5.54 %	3.74 %	6.52 %	6.15 %
Effect of preferred equity	2.60	2.74	2.74	2.87	2.88	2.76	2.84	3.88	2.36	2.18
Tangible equity to assets	11.59	11.76	11.53	8.53	8.55	10.31	8.38	7.62	8.88	8.33
Effect of goodwill and other intangibles	.03	.04	.04	.07	.08	.04	.09	.13	1.89	2.79
Equity to assets (GAAP)	11.62 %	11.80 %	11.57 %	8.60 %	8.63 %	10.35 %	8.47 %	7.75 %	10.77 %	11.12 %
Tangible common equity to risk-weighted assets reconciliation										
Tangible common equity to risk-weighted assets	13.17 %	13.34 %	13.16 %	8.45 %	8.26 %	13.17 %	8.26 %	8.25 %	5.64 %	10.39 %
Effect of other comprehensive income	.39	.49	.29	.49	.51	.39	.51	(.03)	(.42)	(.87)
Effect of deferred tax limitation	(4.25)	(4.72)	(4.99)	-	-	(4.25)	-	-	-	(1.27)
Effect of trust preferred	1.04	1.09	1.11	1.15	1.15	1.04	1.15	1.18	1.06	.97
Effect of preferred equity	2.38	4.01	4.11	4.22	4.24	2.38	4.24	4.29	3.53	3.19
Tier I capital ratio (Regulatory)	12.73 %	14.21 %	13.68 %	14.31 %	14.16 %	12.73 %	14.16 %	13.69 %	9.81 %	12.41 %
Net charge-offs reconciliation										
Operating net charge-offs	$ 4,445	$ 4,473	$ 72,408	$ 12,384	$ 14,505	$ 93,710	$ 69,831	$ 311,227	$ 215,657	$ 276,669
Subsequent partial recovery of fraud-related charge-off	-	-	-	-	-	-	-	-	(11,750)	-
Net charge-offs (GAAP)	$ 4,445	$ 4,473	$ 72,408	$ 12,384	$ 14,505	$ 93,710	$ 69,831	$ 311,227	$ 203,907	$ 276,669
Net charge-offs to average loans reconciliation										
Operating net charge-offs to average loans	.41 %	.42 %	6.87 %	1.21 %	1.39 %	2.22 %	1.69 %	7.33 %	4.42 %	5.03 %
Subsequent partial recovery of fraud-related charge-off	-	-	-	-	-	-	-	-	(.25)	-
Net charge-offs to average loans (GAAP)	.41 %	.42 %	6.87 %	1.21 %	1.39 %	2.22 %	1.69 %	7.33 %	4.17 %	5.03 %

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Loan Portfolio Composition at Period-End [1]

(in millions)	2013 Fourth Quarter		2013 Third Quarter		2013 Second Quarter		2013 First Quarter		2012 Fourth Quarter		Linked Quarter Change		Year over Year Change	
LOANS BY CATEGORY														
Owner occupied commercial RE	$	1,134	$	1,129	$	1,119	$	1,130	$	1,131	$	5	$	3
Income producing commercial RE		623		614		629		674		682		9		(59)
Commercial & industrial		472		457		437		454		458		15		14
Commercial construction		149		137		133		152		155		12		(6)
Total commercial		2,378		2,337		2,318		2,410		2,426		41		(48)
Residential mortgage		875		888		876		850		829		(13)		46
Home equity lines of credit		441		421		402		396		385		20		56
Residential construction		328		318		332		372		382		10		(54)
Consumer installment		307		303		261		166		153		4		154
Total loans	$	4,329	$	4,267	$	4,189	$	4,194	$	4,175		62		154
LOANS BY MARKET														
North Georgia	$	1,240	$	1,262	$	1,265	$	1,363	$	1,364		(22)		(124)
Atlanta MSA		1,275		1,246		1,227		1,262		1,250		29		25
North Carolina		572		575		576		575		579		(3)		(7)
Coastal Georgia		423		421		397		398		400		2		23
Gainesville MSA		255		253		256		259		261		2		(6)
East Tennessee		280		277		282		282		283		3		(3)
South Carolina		88		47		34		-		-		41		88
Other [2]		196		186		152		55		38		10		158
Total loans	$	4,329	$	4,267	$	4,189	$	4,194	$	4,175		62		154
RESIDENTIAL CONSTRUCTION														
Dirt loans														
Acquisition & development	$	39	$	40	$	42	$	57	$	62		(1)		(23)
Land loans		38		35		36		42		46		3		(8)
Lot loans		166		167		173		188		193		(1)		(27)
Total		243		242		251		287		301		1		(58)
House loans														
Spec		23		30		34		40		41		(7)		(18)
Sold		62		46		47		45		40		16		22
Total		85		76		81		85		81		9		4
Total residential construction	$	328	$	318	$	332	$	372	$	382		10		(54)

[1] Excludes total loans of $20.3 million, $23.3 million, $25.7 million, $28.3 million and $33.4 million as of December 31, 2013, September 30, 2013, June 30, 2013, March 31, 2013 and December 31, 2012, respectively, that are covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank. [2] Includes purchased indirect auto loans that are not assigned to a geographic region.

UNITED COMMUNITY BANKS, INC.

Financial Highlights

Loan Portfolio Composition at Year-End [1]

(in millions)		2013		2012		2011		2010		2009
LOANS BY CATEGORY										
Owner occupied commercial RE	$	1,134	$	1,131	$	1,112	$	980	$	963
Income producing commercial RE		623		682		710		781		816
Commercial & industrial		472		458		428		441		390
Commercial construction		149		155		164		297		363
Total commercial		2,378		2,426		2,414		2,499		2,532
Residential mortgage		875		829		835		944		1,052
Home equity lines of credit		441		385		300		335		375
Residential construction		328		382		448		695		1,050
Consumer / installment		307		153		113		131		142
Total loans	$	4,329	$	4,175	$	4,110	$	4,604	$	5,151
LOANS BY MARKET										
North Georgia	$	1,240	$	1,364	$	1,426	$	1,689	$	1,884
Atlanta MSA		1,275		1,250		1,220		1,310		1,435
North Carolina		572		579		597		702		772
Coastal Georgia		423		400		346		335		405
Gainesville MSA		255		261		265		312		390
East Tennessee		280		283		256		256		265
South Carolina		88		-		-		-		-
Other [2]		196		38		-		-		-
Total loans	$	4,329	$	4,175	$	4,110	$	4,604	$	5,151

[1] Excludes total loans of $20.3 million, $33.4 million, $54.5 million, $68.2 million and $85.1 million as of December 31, 2013, 2012, 2011, 2010 and 2009, respectively, that are covered by loss-sharing agreements with the FDIC, related to the acquisition of Southern Community Bank. [2] Includes purchased indirect auto loans that are not assigned to a geographic region.

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Credit Quality [1]

(in thousands)	Fourth Quarter 2013			Third Quarter 2013			Second Quarter 2013		
	Non-performing Loans	Foreclosed Properties	Total NPAs	Non-performing Loans	Foreclosed Properties	Total NPAs	Non-performing Loans	Foreclosed Properties	Total NPAs
NONPERFORMING ASSETS BY CATEGORY									
Owner occupied CRE	$ 5,822	$ 832	$ 6,654	$ 6,358	$ 591	$ 6,949	$ 5,283	$ 547	$ 5,830
Income producing CRE	2,518	-	2,518	1,657	139	1,796	1,954	-	1,954
Commercial & industrial	427	-	427	609	-	609	548	-	548
Commercial construction	361	-	361	343	376	719	504	376	880
Total commercial	9,128	832	9,960	8,967	1,106	10,073	8,289	923	9,212
Residential mortgage	11,730	2,684	14,414	11,335	1,679	13,014	12,847	1,303	14,150
Home equity lines of credit	1,448	389	1,837	1,169	475	1,644	1,491	140	1,631
Residential construction	4,264	316	4,580	4,097	1,207	5,304	4,838	1,570	6,408
Consumer installment	249	-	249	520	-	520	399	-	399
Total NPAs	$ 26,819	$ 4,221	$ 31,040	$ 26,088	$ 4,467	$ 30,555	$ 27,864	$ 3,936	$ 31,800
Balance as a % of Unpaid Principal	65.3%	44.5%	61.4%	61.6%	41.5%	57.6%	62.6%	31.6%	55.8%
NONPERFORMING ASSETS BY MARKET									
North Georgia	$ 12,352	$ 2,494	$ 14,846	$ 13,652	$ 1,726	$ 15,378	$ 12,830	$ 1,617	$ 14,447
Atlanta MSA	2,830	684	3,514	3,096	1,026	4,122	3,803	1,197	5,000
North Carolina	6,567	683	7,250	5,680	762	6,442	6,512	295	6,807
Coastal Georgia	2,342	173	2,515	995	928	1,923	2,588	627	3,215
Gainesville MSA	928	-	928	1,036	-	1,036	1,008	-	1,008
East Tennessee	1,800	187	1,987	1,629	25	1,654	1,123	200	1,323
South Carolina	-	-	-	-	-	-	-	-	-
Other [3]	-	-	-	-	-	-	-	-	-
Total NPAs	$ 26,819	$ 4,221	$ 31,040	$ 26,088	$ 4,467	$ 30,555	$ 27,864	$ 3,936	$ 31,800
NONPERFORMING ASSETS ACTIVITY									
Beginning Balance	$ 26,088	$ 4,467	$ 30,555	$ 27,864	$ 3,936	$ 31,800	$ 96,006	$ 16,734	$ 112,740
Loans placed on non-accrual	11,043	-	11,043	9,959	-	9,959	13,200	-	13,200
Payments received	(1,688)	-	(1,688)	(3,601)	-	(3,601)	(47,937)	-	(47,937)
Loan charge-offs	(4,621)	-	(4,621)	(5,395)	-	(5,395)	(23,972)	-	(23,972)
Foreclosures	(4,003)	4,003	-	(2,739)	2,739	-	(9,433)	9,433	-
Capitalized costs	-	-	-	-	7	7	-	55	55
Property sales	-	(4,684)	(4,684)	-	(2,534)	(2,534)	-	(17,972)	(17,972)
Write downs	-	(326)	(326)	-	(329)	(329)	-	(1,369)	(1,369)
Net gains (losses) on sales	-	761	761	-	648	648	-	(2,945)	(2,945)
Ending Balance	$ 26,819	$ 4,221	$ 31,040	$ 26,088	$ 4,467	$ 30,555	$ 27,864	$ 3,936	$ 31,800

(in thousands)	Fourth Quarter 2013		Third Quarter 2013		Second Quarter 2013	
	Net Charge-Offs	Net Charge-Offs to Average Loans [2]	Net Charge-Offs	Net Charge-Offs to Average Loans [2]	Net Charge-Offs	Net Charge-Offs to Average Loans [2]
NET CHARGE-OFFS BY CATEGORY						
Owner occupied CRE	$ 1,638	.57 %	$ 1,641	.58 %	$ 16,545	5.85 %
Income producing CRE	320	.21	216	.14	8,921	5.45
Commercial & industrial	(149)	(.13)	136	.12	15,576	13.91
Commercial construction	(9)	(.02)	133	.39	6,295	17.53
Total commercial	1,800	.30	2,126	.36	47,337	7.96
Residential mortgage	1,426	.64	693	.31	5,469	2.52
Home equity lines of credit	417	.38	382	.37	1,040	1.04
Residential construction	327	.40	1,072	1.31	18,506	20.91
Consumer installment	475	.62	200	.28	56	.10
Total	$ 4,445	.41	$ 4,473	.42	$ 72,408	6.87
NET CHARGE-OFFS BY MARKET						
North Georgia	$ 1,603	.51 %	$ 2,090	.66 %	$ 59,102	17.20 %
Atlanta MSA	636	.20	1,013	.33	9,986	3.21
North Carolina	1,104	.76	704	.49	1,952	1.36
Coastal Georgia	345	.33	139	.14	480	.49
Gainesville MSA	346	.54	97	.15	123	.19
East Tennessee	323	.46	359	.51	711	1.01
South Carolina	-	-	-	-	-	-
Other [3]	88	.20	71	.17	54	.24
Total	$ 4,445	.41	$ 4,473	.42	$ 72,408	6.87

[1] Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

[2] Annualized.

[3] Includes purchased indirect auto loans that are not assigned to a geographic region.

UNITED COMMUNITY BANKS, INC.
Consolidated Statement of Income *(Unaudited)*

	Three Months Ended December 31,		Twelve Months Ended December 31,	
(in thousands, except per share data)	**2013**	**2012**	**2013**	**2012**
Interest revenue:				
Loans, including fees	$ 49,066	$ 53,335	$ 200,893	$ 217,378
Investment securities, including tax exempt of $203, $219, $827 and $956	11,253	9,841	41,158	44,613
Deposits in banks and short-term investments	996	893	3,789	3,986
Total interest revenue	61,315	64,069	245,840	265,977
Interest expense:				
Deposits:				
NOW	473	462	1,759	2,049
Money market	569	617	2,210	2,518
Savings	24	38	133	150
Time	1,593	3,558	10,464	19,097
Total deposit interest expense	2,659	4,675	14,566	23,814
Short-term borrowings	508	524	2,071	2,987
Federal Home Loan Bank advances	3	25	68	907
Long-term debt	2,646	3,082	10,977	10,201
Total interest expense	5,816	8,306	27,682	37,909
Net interest revenue	55,499	55,763	218,158	228,068
Provision for credit losses	3,000	14,000	65,500	62,500
Net interest revenue after provision for loan losses	52,499	41,763	152,658	165,568
Fee revenue:				
Service charges and fees	8,166	8,375	31,997	31,670
Mortgage loan and other related fees	1,713	3,262	9,925	10,483
Brokerage fees	1,361	751	4,465	3,082
Securities gains, net	70	31	186	7,078
Loss from prepayment of debt	-	-	-	(6,681)
Other	2,209	2,226	10,025	10,480
Total fee revenue	13,519	14,645	56,598	56,112
Total revenue	66,018	56,408	209,256	221,680
Operating expenses:				
Salaries and employee benefits	24,817	23,586	96,233	96,026
Communications and equipment	3,414	3,320	13,233	12,940
Occupancy	3,735	3,455	13,930	14,304
Advertising and public relations	781	987	3,718	3,855
Postage, printing and supplies	882	1,050	3,283	3,899
Professional fees	2,102	2,685	9,617	8,792
Foreclosed property	191	4,611	7,869	13,993
FDIC assessments and other regulatory charges	1,804	2,505	9,219	10,097
Amortization of intangibles	408	727	2,031	2,917
Other	3,480	7,800	15,171	19,951
Total operating expenses	41,614	50,726	174,304	186,774
Net income before income taxes	24,404	5,682	34,952	34,906
Income tax expense (benefit)	8,493	421	(238,188)	1,050
Net income	15,911	5,261	273,140	33,856
Preferred stock dividends and discount accretion	2,912	3,045	12,078	12,148
Net income available to common shareholders	$ 12,999	$ 2,216	$ 261,062	$ 21,708
Earnings per common share				
Basic	$ .22	$ .04	$ 4.44	$ .38
Diluted	.22	.04	4.44	.38
Weighted average common shares outstanding				
Basic	59,923	57,971	58,787	57,857
Diluted	59,925	57,971	58,845	57,857

UNITED COMMUNITY BANKS, INC.
Consolidated Balance Sheet

(in thousands, except share and per share data)	December 31, 2013	December 31, 2012
	(unaudited)	*(audited)*
ASSETS		
Cash and due from banks	$ 71,230	$ 66,536
Interest-bearing deposits in banks	119,669	124,613
Short-term investments	37,999	60,000
Cash and cash equivalents	228,898	251,149
Securities available for sale	1,832,217	1,834,593
Securities held to maturity (fair value $485,585 and $261,131)	479,742	244,184
Mortgage loans held for sale	10,319	28,821
Loans, net of unearned income	4,329,266	4,175,008
Less allowance for loan losses	(76,762)	(107,137)
Loans, net	4,252,504	4,067,871
Assets covered by loss sharing agreements with the FDIC	22,882	47,467
Premises and equipment, net	163,589	168,920
Bank owned life insurance	80,670	81,867
Accrued interest receivable	19,598	18,659
Intangible assets	3,480	5,510
Foreclosed property	4,221	18,264
Net deferred tax asset	258,518	-
Other assets	68,781	34,954
Total assets	$ 7,425,419	$ 6,802,259
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Deposits:		
Demand	$ 1,388,512	$ 1,252,605
NOW	1,427,939	1,316,453
Money market	1,227,575	1,149,912
Savings	251,125	227,308
Time:		
Less than $100,000	892,961	1,055,271
Greater than $100,000	588,689	705,558
Brokered	424,704	245,033
Total deposits	6,201,505	5,952,140
Short-term borrowings	53,241	52,574
Federal Home Loan Bank advances	120,125	40,125
Long-term debt	129,865	124,805
Unsettled securities purchases	29,562	-
Accrued expenses and other liabilities	95,406	51,210
Total liabilities	6,629,704	6,220,854
Shareholders' equity:		
Preferred stock, $1 par value; 10,000,000 shares authorized;		
Series A; $10 stated value; 0 and 21,700 shares issued and outstanding	-	217
Series B; $1,000 stated value; 105,000 and 180,000 shares issued and outstanding	105,000	178,557
Series D; $1,000 stated value; 16,613 shares issued and outstanding	16,613	16,613
Common stock, $1 par value; 100,000,000 shares authorized;		
46,243,345 and 42,423,870 shares issued and outstanding	46,243	42,424
Common stock, non-voting, $1 par value; 30,000,000 shares authorized;		
13,188,206 and 15,316,794 shares issued and outstanding	13,188	15,317
Common stock issuable; 241,832 and 133,238 shares	3,930	3,119
Capital surplus	1,078,676	1,057,951
Accumulated deficit	(448,091)	(709,153)
Accumulated other comprehensive loss	(19,844)	(23,640)
Total shareholders' equity	795,715	581,405
Total liabilities and shareholders' equity	$ 7,425,419	$ 6,802,259

UNITED COMMUNITY BANKS, INC.

Average Consolidated Balance Sheets and Net Interest Analysis

For the Three Months Ended December 31,

(dollars in thousands, taxable equivalent)	2013 Average Balance	Interest	Avg. Rate	2012 Average Balance	Interest	Avg. Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income [(1)(2)]	$ 4,315,370	$ 49,205	4.52 %	$ 4,190,725	$ 53,366	5.07 %
Taxable securities [(3)]	2,258,938	11,050	1.96	2,065,311	9,622	1.86
Tax-exempt securities [(1)(3)]	20,681	332	6.42	22,483	358	6.37
Federal funds sold and other interest-earning assets	227,622	1,108	1.95	203,090	1,104	2.17
Total interest-earning assets	6,822,611	61,695	3.59	6,481,609	64,450	3.96
Non-interest-earning assets:						
Allowance for loan losses	(81,335)			(112,846)		
Cash and due from banks	61,083			54,714		
Premises and equipment	165,286			169,967		
Other assets [(3)]	402,328			184,398		
Total assets	$ 7,369,973			$ 6,777,842		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW	$ 1,372,367	473	.14	$ 1,261,796	462	.15
Money market	1,367,589	569	.17	1,200,701	617	.20
Savings	250,418	24	.04	224,624	38	.07
Time less than $100,000	907,042	1,164	.51	1,082,761	1,982	.73
Time greater than $100,000	604,490	1,029	.68	715,902	1,673	.93
Brokered time deposits	271,490	(600)	(.88)	135,708	(97)	(.28)
Total interest-bearing deposits	4,773,396	2,659	.22	4,621,492	4,675	.40
Federal funds purchased and other borrowings	54,839	508	3.68	67,403	524	3.09
Federal Home Loan Bank advances	6,647	3	.18	39,092	25	.25
Long-term debt	129,865	2,646	8.08	149,564	3,082	8.20
Total borrowed funds	191,351	3,157	6.55	256,059	3,631	5.64
Total interest-bearing liabilities	4,964,747	5,816	.46	4,877,551	8,306	.68
Non-interest-bearing liabilities:						
Non-interest-bearing deposits	1,416,483			1,251,327		
Other liabilities	132,557			63,785		
Total liabilities	6,513,787			6,192,663		
Shareholders' equity	856,186			585,179		
Total liabilities and shareholders' equity	$ 7,369,973			$ 6,777,842		
Net interest revenue		$ 55,879			$ 56,144	
Net interest-rate spread			3.13 %			3.28 %
Net interest margin [(4)]			3.26 %			3.45 %

[(1)] Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 39%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[(2)] Included in the average balance of loans outstanding are loans where the accrual of interest has been discontinued and loans that are held for sale.

[(3)] Securities available for sale are shown at amortized cost. Pretax unrealized losses of $6.33 million in 2013 and pretax unrealized gains of $22.2 million in 2012 are included in other assets for purposes of this presentation.

[(4)] Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.

UNITED COMMUNITY BANKS, INC.

Average Consolidated Balance Sheets and Net Interest Analysis

For the Twelve Months Ended December 31,

(dollars in thousands, taxable equivalent)	2013 Average Balance	2013 Interest	2013 Avg. Rate	2012 Average Balance	2012 Interest	2012 Avg. Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income [1][2]	$ 4,254,159	$201,278	4.73 %	$ 4,165,520	$217,705	5.23 %
Taxable securities [3]	2,169,024	40,331	1.86	2,065,162	43,657	2.11
Tax-exempt securities [1][3]	21,228	1,354	6.38	23,759	1,565	6.59
Federal funds sold and other interest-earning assets	204,303	4,360	2.13	292,857	4,740	1.62
Total interest-earning assets	6,648,714	247,323	3.72	6,547,298	267,667	4.09
Non-interest-earning assets:						
Allowance for loan losses	(95,411)			(114,647)		
Cash and due from banks	63,174			53,247		
Premises and equipment	167,424			172,544		
Other assets [3]	290,098			206,609		
Total assets	$ 7,073,999			$ 6,865,051		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW	$ 1,285,842	1,759	.14	$ 1,293,510	2,049	.16
Money market	1,315,385	2,210	.17	1,140,354	2,518	.22
Savings	244,725	133	.05	216,880	150	.07
Time less than $100,000	974,470	5,850	.60	1,170,202	9,788	.84
Time greater than $100,000	654,102	5,115	.78	766,411	8,027	1.05
Brokered time deposits	219,215	(501)	(.23)	155,902	1,282	.82
Total interest-bearing deposits	4,693,739	14,566	.31	4,743,259	23,814	.50
Federal funds purchased and other borrowings	66,561	2,071	3.11	80,593	2,987	3.71
Federal Home Loan Bank advances	32,604	68	.21	124,771	907	.73
Long-term debt	131,081	10,977	8.37	127,623	10,201	7.99
Total borrowed funds	230,246	13,116	5.70	332,987	14,095	4.23
Total interest-bearing liabilities	4,923,985	27,682	.56	5,076,246	37,909	.75
Non-interest-bearing liabilities:						
Non-interest-bearing deposits	1,333,199			1,142,236		
Other liabilities	84,506			64,986		
Total liabilities	6,341,690			6,283,468		
Shareholders' equity	732,309			581,583		
Total liabilities and shareholders' equity	$ 7,073,999			$ 6,865,051		
Net interest revenue		$219,641			$229,758	
Net interest-rate spread			3.16 %			3.34 %
Net interest margin [4]			3.30 %			3.51 %

[1] Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 39%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[2] Included in the average balance of loans outstanding are loans where the accrual of interest has been discontinued and loans that are held for sale.

[3] Securities available for sale are shown at amortized cost. Pretax unrealized gains of $4.36 million in 2013 and pretax unrealized gains of $23.6 million in 2012 are included in other assets for purposes of this presentation.

[4] Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.